Exhibit 99.1

Bezeq The Israel Telecommunications Corporation Ltd.

(“Bezeq”)

To:

Israel Securities Authority

Tel Aviv Stock Exchange Ltd.

Immediate Report - Notice Including Demand for Collective Negotiations Against Background of Acquisition of Control of Bezeq Group

Further to the description in sections 1.12, 3.9.5 and 4.8 of the Description of the Company’s Business in the Company’s 2018 Periodic Report and the updates in the Company’s Periodic Report for Q3 2019, the Company reports that today at the offices of subsidiaries of the Company, Pelephone Communications Ltd (“Pelephone”) and Bezeq International Ltd (“Bezeq International”) (‘the Subsidiaries”) notice was received from the Chairman of the Union of Cellular, Internet and Hi-tech Workers and the trades union committees of the Subsidiaries that included a demand to hold collective negotiations with the employees’ representatives against the background of the expected completion of the transaction for acquisition of control of the Company.

The Company is unable to assess at this stage the consequences that might be derived from this notice.

Sincerely,
Bezeq Israel Telecommunications Corporation Ltd.

The above information constitutes a translation of the Report published by Bezeq. The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.